Exhibit 99.1

Cipher Pharmaceuticals and Cardiome Pharma Announce Strategic Transaction for Canadian Business Portfolio of Cardiome

Cipher to Acquire Cardiome's Canadian Business Portfolio, Comprised of Four Commercial and Pipeline Assets Targeting Cardiovascular and Anti-Infective Indications for Upfront Consideration of $25.5 Million CAD

MISSISSAUGA, ON, and VANCOUVER, March 20, 2018 /CNW/ - Cipher Pharmaceuticals Inc. (TSX: CPH) and Cardiome Pharma Corp. (Nasdaq:CRME and TSX:COM), today announced their entry into a definitive arrangement agreement pursuant to which Cipher will acquire the Canadian business portfolio of Cardiome.  The proposed transaction will be completed pursuant to the acquisition by Cipher of all of the outstanding shares of Cardiome, following a restructuring of Cardiome pursuant to a statutory plan of arrangement under the Canada Business Corporations Act.  Pursuant to the arrangement, Cardiome shareholders will receive common shares, on a one-for-one ratio, of a newly created Canadian entity named Correvio Pharma Corp. that will apply for a substitution listing on the Nasdaq and TSX. Correvio will acquire and hold all of Cardiome's pre-transaction assets, excluding the Canadian business portfolio being acquired by Cipher under the arrangement.  The arrangement is described in further detail below.

The Canadian business portfolio to be acquired by Cipher includes commercial and pipeline hospital products administered in the acute care setting, including:

•	Brinavess® (vernakalant IV), for the rapid conversion of recent onset atrial fibrillation to sinus rhythm;
•	Aggrastat® (tirofiban hydrochloride), for the reduction of thrombotic cardiovascular events in patients with acute coronary syndrome;
•	Xydalba™ (dalbavancin hydrochloride), the first and only 30-minute, one-dose treatment option for the treatment of acute bacterial skin and skin structure infections; and
•	Trevyent® a drug device combination that delivers treprostinil, the world's leading treatment for pulmonary arterial hypertension.

Brinavess and Aggrastat are currently on the market in Canada.  Xydalba, which is approved and marketed by Allergan in the U.S. under the trade name Dalvance®, may receive a regulatory approval decision in Canada as early as the end of 2018.  A Canadian regulatory filing for Trevyent is planned in 2019.

Strategic & Financial Benefits of the Transaction for Cipher

•	Establishes attractive new vertical with expansion into Hospital Specialty business;
•	Provides additional revenue streams, growth programs and near-term launches;
•	Provides access to future product opportunities as Correvio's preferred partner in the Canadian territory;
•	Demonstrates continued execution against growth strategy aimed at assembling a diversified portfolio of prescription medicines across a range of therapeutic areas; and
•	Proposed structure preserves potential tax attributes existing within Cardiome.

Strategic & Financial Benefits of the Transaction for Cardiome

•	Provides important upfront and non-dilutive consideration of $25.5 million CAD;
•	Reduces cash burn;
•	Establishes a long-term collaboration with a top-tier Canadian pharmaceutical company that is expected to result in additional product licenses between the two companies;
•	Enables Cardiome to focus internal resources on its rapidly growing European direct sales business and rest of world commercial initiatives; and
•	Provides added financial flexibility to execute new strategic transactions and/or add new Europe-focused growth products.

"This acquisition accelerates the expansion of our Canadian commercial portfolio, bringing additional revenue streams and pipeline assets, while marking our entry into the Hospital Specialty vertical, which is a growing segment of the Canadian market," said Robert D. Tessarolo, President and Chief Executive Officer of Cipher. "The business being acquired has products for well-defined patient populations in the acute care setting where we can leverage our commercial capabilities and the important work already completed by Cardiome.  We believe this strategic transaction highlights our commitment to executing on our stated strategy of building a diversified portfolio of prescription products that will deliver robust and reliable growth for our shareholders."

 "Cipher is a leading specialty pharma company with a highly-experienced commercial team in the Canadian marketplace," said William Hunter, MD, Chief Executive Officer and President of Cardiome.  "This transaction enables us to focus our internal resources on our rapidly growing European business and rest of world commercial initiatives, along with providing important financial flexibility for the execution of potential future business development transactions.  It also allows us to secure important non-dilutive capital, while reducing our cash burn. We believe this new strategic path creates a more robust company and leaves us well positioned for long-term growth."

Summary of Arrangement

The proposed transaction will be completed by way of a statutory plan of arrangement under the Canada Business Corporations Act.  Pursuant to the arrangement, among other steps and procedures, the following transactions will occur:

•	All of the outstanding common shares of Cardiome will be assigned and transferred to Correvio in exchange for common shares of Correvio. Following the completion of the share exchange, each former shareholder of Cardiome will hold the same pro rata interest in Correvio as it held in Cardiome immediately prior to such share exchange.
•	All of the assets and liabilities of Cardiome, other than the Canadian business portfolio to be acquired by Cipher, will be transferred to and assumed by Correvio.
•	Cipher will subsequently acquire all of the outstanding common shares of Cardiome, which will then be 100% owned by Correvio and hold only the Canadian business portfolio, for cash consideration of $25.5 million (CAD). Cipher expects to finance this acquisition with a combination of cash and new debt.

Under the terms of the arrangement agreement, Cipher will also have a right of first refusal, for a limited period following closing, to license from Correvio the Canadian rights of any pharmaceutical product that it (or its affiliates) licenses in the future for additional consideration to Correvio.

The proposed arrangement will require the approval of at least 66⅔ percent of the votes cast in person or by proxy by shareholders of Cardiome at a special meeting expected to be held on or about May 9, 2018.

All of the directors and senior officers of Cardiome have entered into voting and support agreements with Cipher pursuant to which they have agreed, among other things, to vote in favour of the arrangement.

In addition to the approvals required from shareholders of Cardiome and the Supreme Court of British Columbia, the arrangement is also subject to applicable regulatory approvals, including Nasdaq and TSX approval, and the satisfaction of certain other closing conditions customary for a transaction of this nature.  The definitive arrangement agreement includes customary deal protections, including fiduciary-out provisions, non-solicitation covenants, and the right to match any superior proposals.  Additionally, a termination fee of $2.5 million (CAD) is payable by Cardiome to Cipher in certain circumstances, and a reverse termination fee of $2.5 million (CAD) is payable by Cipher to Cardiome in certain circumstances, if the proposed arrangement is not completed.

Cardiome Board Approval

The Board of Directors of Cardiome, after receiving financial and legal advice, has unanimously approved the arrangement agreement and unanimously determined that the arrangement is fair to the shareholders of Cardiome and is in the best interests of Cardiome.  Further, the Board of Directors of Cardiome will recommend that shareholders of Cardiome vote in favour of the arrangement.

In making these determinations, the Board of Directors of Cardiome considered, among other things, an opinion addressed to the Board of Directors from Evans & Evans, Inc. to the effect that, based upon and subject to the assumptions, limitations, and qualifications stated in such opinion, the consideration to be received by the shareholders of Cardiome pursuant to the arrangement (being comprised of common shares of Correvio) is fair, from a financial point of view, to the shareholders of Cardiome.  A complete copy of the fairness opinion of Evans & Evans, Inc., which should be read carefully and in its entirety, will be included in the management information circular to be mailed to shareholders of Cardiome in connection with the special meeting to be held to consider and approve the arrangement.

Additional Information

Complete details of the terms and conditions of the arrangement are set out in the definitive arrangement agreement, which will be publicly filed by each of Cipher and Cardiome under their respective profiles on SEDAR at www.sedar.com and, in the case of Cardiome, on EDGAR at www.sec.gov.

In addition, further information regarding the arrangement will be contained in the management information circular to be mailed to shareholders of Cardiome in connection with the special meeting to be held to consider and approve the arrangement, which will be filed by Cardiome on SEDAR and EDGAR at the time that it is mailed to shareholders.  Cardiome shareholders are urged to read the information circular once it becomes available, as it will contain additional important information concerning the arrangement.  Cardiome expects to mail the information circular to shareholders on or about April 4, 2018 and to hold the special meeting on or about May 9, 2018.  The parties expect that the arrangement will be completed as soon as practicable following the meeting, subject to satisfaction of all conditions to closing set out in the arrangement agreement.

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities. The securities described herein have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any state securities laws and accordingly may not be offered or sold within the United States or to "U.S. persons", as such term is defined in Regulation S promulgated under the U.S. Securities Act, except in compliance with the registration requirements of the U.S. Securities Act and applicable state securities requirements or pursuant to exemptions therefrom. It is anticipated that any securities to be issued under the Arrangement will be offered and issued in reliance upon the exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) thereof and pursuant to applicable exemptions under state securities laws.

About Cipher Pharmaceuticals Inc.

Cipher Pharmaceuticals Inc. is a specialty pharmaceutical company with a robust and diversified portfolio of commercial and early to late-stage products. Cipher acquires products that fulfill unmet medical needs, manages the required clinical development and regulatory approval process, and markets those products either directly in Canada or indirectly through partners in Canada, the U.S., and South America.

Cipher is traded on the Toronto Stock Exchange (CPH).  For more information, please visit our web site at www.cipherpharma.com.

About Cardiome Pharma Corp.

Cardiome Pharma Corp. is a revenue-generating, specialty pharmaceutical company focused on providing innovative, high-quality brands that meet the needs of acute care physicians and patients.  With a commercial presence and distribution network covering over 60 countries worldwide, Cardiome develops, acquires and commercializes brands for the in-hospital, acute care market segment.  Cardiome's portfolio of approved and marketed brands includes: Xydalba™ (dalbavancin hydrochloride), for the treatment of acute bacterial skin and skin structure infections (ABSSSI); Zevtera®/Mabelio® (ceftobiprole medocaril sodium), a cephalosporin antibiotic for the treatment of community- and hospital-acquired pneumonia (CAP, HAP); Brinavess® (vernakalant IV) for the rapid conversion of recent onset atrial fibrillation to sinus rhythm; Aggrastat® (tirofiban hydrochloride) for the reduction of thrombotic cardiovascular events in patients with acute coronary syndrome, and Esmocard® and Esmocard Lyo® (esmolol hydrochloride), a short-acting beta-blocker used to control rapid heart rate in a number of cardiovascular indications.  Cardiome's pipeline of product candidates includes Trevyent®, a drug device combination that is designed to deliver Remodulin® (treprostinil) the world's leading treatment for pulmonary arterial hypertension.

Cardiome is traded on the Nasdaq Capital Market (CRME) and the Toronto Stock Exchange (COM).  For more information, please visit our web site at www.cardiome.com.

Cipher Forward-Looking Statement Disclaimer

Certain statements in this release constitute forward-looking statements within the meaning of applicable securities laws.  Forward-looking statements in this press release include, without limitation, statements relating to: the arrangement and the proposed transactions to be completed pursuant to the arrangement agreement; the intention of Correvio to seek a listing of its common shares on Nasdaq and TSX; the anticipated strategic and/or financial benefits of the arrangement to each of Cipher and Cardiome; anticipated regulatory approvals of products and the anticipated timing thereof; the ability of the parties to satisfy the closing conditions of the arrangement; the anticipated funding for the transaction; the receipt of necessary approvals including court, shareholder, stock exchange, regulatory and other third party approvals; the mailing of the management information circular in connection with the special meeting of shareholders of Cardiome to be held to consider and approve the arrangement and anticipated timing thereof; and the anticipated timing of the completion of the arrangement.  Words such as "may", "would", "could", "should", "will", "anticipate", "believe", "plan", "expect", "intend", "potential" and similar expressions may be used to identify these forward-looking statements although not all forward-looking statements contain such words.

Forward-looking statements involve significant risks, uncertainties and assumptions.  Many factors could cause actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including risks associated with the arrangement and acquisitions generally, such as the failure to satisfy the closing conditions contained in the arrangement agreement, the absence of material adverse changes or other events which may give the parties a basis on which to terminate the arrangement agreement, and the ability of Cardiome to complete and mail the management information circular to be prepared in connection with the special meeting of shareholders of Cardiome and hold the meeting within the time frames indicated.  Further, additional risk factors that could cause actual results to differ materially from expectations can be found in the "Risk Factors" section of our Annual Information Form and in our Management's Discussion and Analysis of Operating Results and Financial Position for the year ended December 31, 2017, and elsewhere in our filings with Canadian securities regulators.

Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results, performance or achievements may vary materially from those expressed or implied by this press release.  These factors should be considered carefully and reader should not place undue reliance on the forward-looking statements.  These forward-looking statements are made as of the date of this press release and, other than as required by law, Cipher does not intend to or assume any obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise.

Cardiome Forward-Looking Statement Disclaimer

Certain statements in this news release contain forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 or forward-looking information under applicable Canadian securities legislation ("forward-looking statements") that may not be based on historical fact, including without limitation statements containing the words "believe", "may", "plan", "will", "estimate", "continue", "anticipate", "intend", "expect" and similar expressions. Forward-looking statements in this press release include, without limitation, statements relating to: the arrangement and the proposed transactions to be completed pursuant to the arrangement agreement; the intention to seek a substitution listing of the common shares of Correvio Pharma on Nasdaq and TSX; expectations regarding the impact of this transaction on Cardiome and Cipher's financial and operating results, strategy and business; the intention of Cardiome to bring additional products into its portfolio; the anticipated funding for the transaction; regulatory approvals of products and the anticipated timing thereof; the ability of the parties to consummate the arrangement on the terms and conditions of the arrangement agreement; the receipt of necessary approvals including court, shareholder, stock exchange, regulatory and other third party approvals; the mailing of the management information circular in connection with the special meeting of shareholders of Cardiome to be held to consider and approve the arrangement and the anticipated timing thereof, and the anticipated timing of the completion of the arrangement.

Forward-looking statements involve significant risks, uncertainties and assumptions.  Many factors could cause actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including risks associated with the arrangement and acquisitions generally, such as the failure to satisfy the closing conditions contained in the arrangement agreement, the occurrence of a material adverse change or other events which may give the parties a basis on which to terminate the arrangement agreement, the ability of the parties to complete and mail the management information circular to be prepared in connection with the special meeting of shareholders of Cardiome, the ability to hold the meeting within the time frames indicated, and the approval of the transaction by the shareholders of Cardiome.  Additional risk factors can be found in Cardiome's most recent Annual Report, Quarterly Reports and other filings with the Securities and Exchange Commission (the "SEC") available at www.sec.gov and Cardiome's most recent Annual Information Form and Management's Discussion and Analysis for the quarter ended September 30, 2017 filed under Cardiome's SEDAR profile at www.sedar.com.

Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results, performance or achievements may vary materially from those expressed or implied by this press release.  These factors should be considered carefully and reader should not place undue reliance on the forward-looking statements.  These forward-looking statements are made as of the date of this press release and, other than as required by law, Cardiome does not intend to or assume any obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise.

Cipher® and the Cipher Logo are the proprietary trademarks of Cipher Pharmaceuticals Inc.

Cardiome® and the Cardiome Logo are the proprietary trademarks of Cardiome Pharma Corp.

Aggrastat® and Brinavess® are trademarks owned by Cardiome and its affiliates worldwide.

Xydalba™ is a trademark of Durata Therapeutics Holding C.V., and used under license.

Zevtera® and Mabelio® are trademarks owned by Basilea Pharmaceutica International Ltd., and used under license.

Esmocard® and Esmocard Lyo® are trademarks owned by Orpha-Devel Handels und Vertriebs GmbH, and used under license.

Trevyent® is a trademark of SteadyMed and used under license.

All other trademarks are the property of their respective owners.

SOURCE Cardiome Pharma Corp.

View original content: http://www.newswire.ca/en/releases/archive/March2018/20/c6409.html

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For further information: Contacts: CIPHER PHARMACEUTICALS INC., Craig Armitage, LodeRock Advisors, (416) 347-8954, craig.armitage@loderockadvisors.com; CARDIOME PHARMA CORP., Justin Renz, CFO, 604.677.6905 ext. 128, 800.330.9928, jrenz@cardiome.com; Argot Partners, Michelle Carroll/Sean Augustine-Obi, 212.600.1902, michelle@argotpartners.com, sean@argotpartners.com

CO: Cardiome Pharma Corp.

CNW 07:00e 20-MAR-18